August 31, 2006

By EDGAR

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

RE: Aracruz Celulose S.A. (File No. 001-11005)

Dear Ms. Collins:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated August 1, 2006, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Annual Report”) and several of its submissions on Form 6-K, as noted below.  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the request clarification or agreed to change or supplement the disclosures in our filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff  and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Certifications, page 91

1.                   Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 3446427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Aguiar and Zagury signed these certifications in their individual capacities. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

The Company notes the Staff’s comment and request. We confirm that Messrs. Aguiar and Zagury signed these certifications in their individual capacities. The certifications will be resubmitted with the amended Form 20-F and we will omit their offices in future certifications.

Report of Independent Registered Public Accounting Firm, page F-3

2.                   We note that the audit report dated January 10, 2006 and covering the fiscal years ended December 31, 2005 and 2004 does not specify the audit firm who performed the audit, nor is it signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

The Company will amend its Form 20-F in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-4

3.                   We note that the name of PricewaterhouseCoopers is included in the opinion on the 2003 financial statements. Considering it is not indicated in the opinion that the Report was signed by PricewaterhouseCoopers, confirm that they reissued the opinion and that the reference to Note 4 in the second paragraph is appropriate.

The Company confirms that the opinion was reissued. The reference to Note 4 is the reference in the financial statements related to the year ended December 31, 2003 originally issued. The Company will amend its Form 20-F to include an opinion with a reference to Note 15, where such matter is currently discussed.

Note 1. Summary of significant accounting policies (h) Property, Plant and Equipment, page F-16

4.                   We note from your disclosures that depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree development costs that benefits future harvests. Explain this disclosure and tell us whether you are calculating depletion on a stand by stand basis and how you determine the development costs that will benefit future harvests.

The costs of site preparation, planting and first year cultivation costs are accumulated separately in a specific forest cost accounting system called Forest Information System (“Sistema de Informações Florestais”). The Company generally only has two harvests for each planting. Consequently, the costs related to preparation and planting are not repeated in the second harvest, which benefits there from. To a lesser extent, the second harvest also enjoys reduced year one cultivation costs. Based on the details in the Company’s Forest Information System, the Company estimates that the second harvest benefits from approximately 30 percent of the above described first harvest costs and the amount of such benefit is carried forward to and amortized (depleted) as second harvest cost.

5.                   Explain your accounting for logging roads and related facilities and your treatment of carrying and deforestation costs such as interest, taxes, site preparation, planting, fertilization, herbicide application and thinning. Indicate whether your accounting changes once the timber becomes merchantable or when harvest operations commence. Tell us how you considered disclosing this information in your accounting policies.

The Company notes the Staff’s comment and proposes to add the following paragraph as its accounting policy disclosure in the future Forms 20-F:

“The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations” are depreciated over their useful lives. Costs related to site preparation, planting, fertilization, herbicide application and thinning, together with related taxes, are booked to fixed assets, as forests, and charged to costs of wood when harvested. Maintenance costs of logging roads and facilities, interest from forestry financing and related taxes are charged to operations in the period they are incurred as costs of wood.”

 (i) Environmental costs, page F-16

6.                   We note your accounting policy for environmental costs and from other disclosures in your filing that management believes the Company has complied with all environmental regulations. Confirm that this disclosure means the Company has no environmental remediation liabilities that require disclosure pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y and SOP 96-1.

The Company confirms that there are no environmental remediation liabilities that require disclosure pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y.

Note 2 Recently issued accounting pronouncements, page F-18

7.                   We have noticed that certain companies within your industry have relied upon the guidance in SFAS 143 in estimating and discounting reforestation liabilities. Tell us whether you have reforestation obligations or other asset retirement obligations, the extent of those obligations and how you have considered SFAS 143 in accounting for those obligations.

We respectfully advise the Staff that the Company does not have any legal obligations associated with reforestation obligations or other asset retirement obligations.

Note 10 Short-term borrowings and long-term debt (b) Long-term debt, page F-26

8.                   We note your disclosure regarding the sale of certain accounts receivable in connection with the Senior Secured Export Notes. Please address the following:

•                       Tell us, in detail, how you are accounting for the sales of receivables (i.e. as a sale or a secured borrowing with pledged collateral). In this regard, tell us how you considered the guidance in paragraphs 9 - 12 of SFAS 140.

The Company is accounting for the sales of receivables in connection with the Senior Secured Export Notes as a secured borrowing with pledged collateral. This conclusion is based on the Company’s analysis of SFAS No. 140, par. 9.

Paragraph 9 establishes that all of the following criteria must be satisfied in order to account for the transfer of financial assets as a sale. If any of the criteria fail, the transaction should be accounted for as a secured borrowing with pledged collateral:

a.                                       Legal isolation of the financial assets from the transferor;

b.                                      Ability of the transferee to pledge or sell the assets transferred; and

c.                                       Absence of a right or obligation of the transferor to repurchase the financial assets.

The Senior Secured Export Notes program is governed by a Master Indenture Agreement and a Receivables Purchase Agreement, among others, which establish the terms of the program and the sale of the receivables.  These agreements establish that Aracruz Celulose S.A. (“Parent”), Aracruz Trading Hungary Ltd. (“AHOC”) and Aracruz Trading S.A. (“Trading”) are (a) responsible for any shortfalls in the amounts required to be paid in order to satisfy the debt service requirements of the outstanding notes; (b) responsible for investment decision regarding the amounts collected until debt service payments are required and any ultimate shortfalls that could result in deficiencies in the amounts required to meet the debt service requirements, and (c) in the event of receivership or bankruptcy, of AHOC and/or Trading, the Parent is responsible for substituting the financial assets transferred with new financial assets, including cash, if necessary.

Based on this, the Company has concluded that it has continuing involvement with the transferred assets and sale accounting is not appropriate. Additionally, the transferee is not entitled to exchange or pledge the financial assets transferred to it, since the Trustee of the Senior Secured Export Notes has a security interest in such assets and payments of interest and principal to the noteholders can only be made from these assets. Since the Parent, AHOC and Trading have the responsibility to make-up any shortfalls in the required amounts to be paid, they have more than a trivial benefit from this restriction. Consequently, based on this, the Company has concluded that sale accounting is not appropriate.

•                      Tell us whether any servicing assets or liabilities have been recognized in connection with this transaction and where they are classified on your balance sheet. Also tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140.

We advise the Staff that under the terms of the Senior Secured Export Note Program the Company has no servicing assets or liabilities to be recognized in connection with this transaction. The Company believes that its disclosures included in note 10 (b) item a) provide all information necessary for the reader except for the disclosure requirement of paragraph 17 item 1.(2), specifically for the inclusion of the amounts of the receivables that are not separately presented in the financial statements. Based on such discussion the Company considered the Staff’s request, and proposes to include in future fillings the following segregation in the face of the balance sheet, as well as all years presented in the selected financial data table (where applicable):

	2001	2002	2003	2004	2005
Accounts Receivable	92,728	133,089	223,048	208,336	253,306
Securitization Program	83,185	124,689	196,840	185,505	232,311
Other	9,543	8,400	26,208	22,831	20,995

•                      We note your disclosure “each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.” Describe in more detail the repayment terms of the Senior Secured Export Notes.

In common with most “future flow” securitizations, the Senior Secured Export Notes are basically secured loans overcollateralized by cash collections on assigned receivables.

An accumulation account has been established to which payments are remitted by customers under the assigned receivables.  In each calendar month an amount up to the amount of debt service is accumulated in the account and the balance, which represents the over-collateralization coverage amount, is returned to the Company’s subsidiaries that “sold” the receivables, Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.  Analytically these amounts when returned are characterized as “additional payments of purchase price” for the assigned receivables, but in practical effect these refunds represent the return of excess collateral coverage. In the event of the occurrence of specified events, such as Early Amortization Events or Accelerated Amortization Events, some or all of this excess would not be returned but would be retained by the Trustee for application to the repayment of the Senior Secured Export Notes.

•                      Describe in detail your relationship with Arcel Finance Limited and tell us how you considered the guidance in FIN 46(R) in accounting for the SPE.

Arcel Finance Limited is a special purpose entity, incorporated as a limited liability company under the laws of the Cayman Islands, and has significant limits on its business activities, both by contract and pursuant to its articles and memorandum, since it is a special purpose entity established for the purpose of engaging solely in the securitization program initially established by Aracruz in 2002. Its shares are owned under deed of trust for the benefit of a charitable entity, which is entitled to its paid in capital on liquidation.  It has a nominee board of directors, provided by a service company, the costs of which are paid for by the Company.  Within the scope of its limited purposes, its equity owners have no effective decision control and, conversely, the Company has all effective decision control over actions of Arcel Finance Limited.  The Company is effectively the guarantor, pursuant to an express guarantee, of properly incurred liabilities of Arcel Finance Limited that exceed the minimal stated capital of Arcel. The Company believes that Arcel Finance is a “Variable interest entity” pursuant to items a, b and c of paragraph 5 of FIN 46 (R) and, does not fall within the scope of paragraph 4. Given this state of facts, and as described in paragraph 14 of FIN 46(R), the Company has fully consolidated Arcel Finance into its consolidated financial statements, as described in note 1 (b) to its consolidated financial statements.

Note 11 Stockholders’ equity, page F-27

9.                   We note that you have two series of preferred stock and one class of common stock outstanding as of December 31, 2004. Describe in detail the significant rights, terms, privileges and conversion features of your preferred issuances in a table or some other format. Also tell us how you considered the disclosure requirements of Article 5-02 of Regulation S-X and SFAS 129.

Class A and Class B preferred stock does not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to common share. Class A preferred stock also has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it. Class A preferred stock may be converted into Class B preferred stock at any time at the option and cost of the stockholder. The conversion rate is 1:1 (one Class A share per one Class B share).

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock.  Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares. In the event that Class A and Class B preferred shares are not paid dividends for three consecutive years, holders of these stocks are entitled to voting rights until the dividends in arrears for those three years are paid.

	Common Stock	Class A Stock	Class B Stock

Voting Rights	Yes	• No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.	• No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.

Privileges	None	• Priority in the return of capital in the liquidation of the Company;	• Priority in the return of capital in the liquidation of the Company;

		• Right to receive cash dividends in an amount 10% higher than dividends attributable to common stock.	• Right to receive cash dividends in an amount 10% higher than dividends attributable to common stock.

• Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

Conversion Features	None	Can be converted into Class B Stock at any time, at the option and cost of the stockholder. Conversion rate 1:1.	Cannot be converted into Class A Stock nor to Common Stock at any time.

The Company believes that it has complied with the disclosure requirements of Article 5-02 of Regulation S-X and SFAS 129.

The Company has stated on the face of its balance sheet for the years presented the title of each issue of preferred and common stock, the number of shares authorized, issued and outstanding (after considering the effects of treasury stock, which are also disclosed) and the dollar amounts thereof.

The Company has also shown in the Statement of Changes in Stockholers’ Equity the changes in each class of preferred stock and in common stock.

10.            We note that in 2003 and 2004 certain of the Class A Preferred shares were converted into Class B Preferred shares. Tell us whether either class of preferred stock is convertible into common stock, and if so, tell us how you evaluated the conversion features associated with each class of preferred stock to determine whether they represented embedded derivatives that met the criteria for bifurcation under SFAS No. 133. In this regard, tell us how you considered the criteria in paragraph 12(a) - 12(c) and the scope exception of paragraph 11 (a) of SFAS No. 133 in your analysis.

The Company advises the Staff that both classes of preferred shares are not convertible into common shares. Consequently, the Company determined that SFAS 133 does not apply.

Basic and diluted earnings per share, page F-29

11.            We note that you present earnings per share for each class of outstanding stock (i.e. Class A Preferred, Class B Preferred and common). Tell us the basis for this presentation and the basis for the allocation of the earnings between classes of stock. Tell us how you considered the guidance in EITF 03-06 in calculating and presenting earnings per share.

The Company notes the Staff’s comments and proposes to amend its Annual Report on Form 20-F to more properly present the allocation of the dividends for each of its classes of stock. The Company believes that the revised disclosure will more clearly presents the requirements of paragraph 40 of SFAS 128, specifically for the requirement concerning individual income and share amount effects of all securities that affect earnings per share. The revised disclosure is as follows:

	2003
	Preferred stock		Common
	Class A	Class B	Stock	Total

2003 dividends and interest on capital	4,334	58,339	45,014	107,688
Allocation of undistributed earnings	1,626	21,887	16,888	40,401
Net income for the year	5,960	80,226	61,902	148,089

Weighted average number of shares	39,819	535,969	454,908

Basic and diluted earnings per share	0.15	0.15	0.14

	2004
	Preferred stock		Common
	Class A	Class B	Stock	Total

2004 dividends and interest on capital	8,232	116,262	89,417	213,911
Allocation of undistributed earnings	513	7,243	5,570	13,326
Net income for the year	8,745	123,505	94,987	227,237

Weighted average number of shares	38,074	537,711	454,908

Basic and diluted earnings per share	0.23	0.23	0.21

	2005
	Preferred stock		Common
	Class A	Class B	Stock	Total
2005 dividends and interest on capital	7,326	103,606	79,679	190,611
Allocation of undistributed earnings	5,784	81,797	62,907	150,487
Net income for the year	13,109	185,403	142,586	341,098

Weighted average number of shares	38,022	537,739	454,908

Basic and diluted earnings per share	0.34	0.34	0.31

With respect to EITF 03-06 the Company has concluded that it does not change the manner in which the Company is calculating and presenting earnings per share in the case of net income, based on the fact that Class A and Class B preferred shares have the same rights in the payment of the dividends. The Company has concluded that its EPS calculation would be affected by EITF 03-06 (specifically issue 5) in the case of the Company presents losses and unsecured liabilities, based on the fact that Class A and Class B preferred shares have priority in the return of capital in the event the Company is liquidated. In such case, such losses would be integrally allocated to its common shares.

Note 16 Guarantees of Veracel third-party debt, page F-34

12.             We note your disclosure that you are contingently liable as a several guarantor with respect to 50% of the indebtedness of Veracel. Tell us how you considered the guidance in FASB Interpretation No. 45 in accounting for this guarantee. In this regard, tell us when you issued the guarantee and the dates of any subsequent modifications to the guarantee. Also tell us whether you recognized a liability for the fair value of the obligation undertaken in issuing the guarantee and if so, the amount and balance sheet classification of the liability.

The Company believes that the probability of Veracel and Veracel’s other shareholder failing to honor its debts is remote, since Veracel is a profitable company and generates its own cash that is sufficient to meets its commitments. The Company believes that the other shareholder of Veracel is a self-sustaining enterprise with a solid financial position.

Even considering this remote probability, the Company considered paragraph 3(b) of FIN 45 in connection with the guarantees issued with respect to 50% of the indebtedness of Veracel. The Company estimated the fair value of the guarantee based on its understanding of what it would cost to obtain such a guarantee from a bank.  Accordingly, it used a cost of 0.3% p.a. on 50% of the indebtedness, and concluded that the effects thereof were immaterial. Consequently, the Company did not recognize any liability in its financial statements.

The guarantees were issued and modified on the following dates:

Institution	Date Issued	Date modified
BNDES	08/14/2001	09/30/2004
BNDES	01/26/2004	Not applicable

13.            Tell us how you considered FIN 46(R) in determining whether the Company’s investment in Veracel should be consolidated. Provide us your analysis under FIN 46(R) that supports your conclusions.

Under U.S. GAAP, Veracel is outside the scope of FIN46R due to the business scope exception under paragraph 4(h) of FIN46R, because of the following reasons:

a) Veracel is an operating entity joint venture under joint control of the Company and Stora Enso. Its operations and significant financial policies are jointly controlled pursuant to a Shareholders’ Agreement between the only two entities having an equity interest. The relationship between Aracruz and Stora Enso in respect of Veracel is governed by a written shareholders’ agreement dated May 8, 2003. Under the terms of the shareholders’ agreement the Board of Directors of Veracel is comprised of four directors, of whom two shall be elected from individuals appointed by Stora Enso and two from individuals appointed by the Company.

b) Veracel is a self-sustaining company that has its own Board of Directors and Board of Executives and it has its own forests, it has its own systems and employees;

c) The production of Veracel is sold to each of its shareholders in proportion to its equity interest and Veracel does not depend upon any of its shareholders to obtain materials and other sources of production.

In addition to establishing penalties in the event one of the shareholders defaults in meeting Veracel’s funding needs under its business plan, investment plan and capital contributions, the shareholders’ Agreement governs the financial management and operation of Veracel, which is shared by the two equity stakeholders. The approval of the Board of Directors is required for any inputs, outputs and processes. Consequently, the Company has concluded that, based on the above mentioned facts, the conditions established in paragraph 4(h) items 1, 2, 3 and 4 do not exist, and therefore, the Company does not consolidate Veracel but accounts for its investment under the equity method in accordance with APB 18, paragraph 9.

Form 6-K Filed on January 18, 2006, Form 6-K filed on April 13, 2006 and Form 6-K Filed on July 10, 2006

14.           We note that you have presented a non-GAAP measure that you refer to as EBITDA, that in some cases is EBITDA and in other cases is EBITDA as adjusted for other non-cash items. Tell us what consideration you have given to the guidance in Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures which states that measures that are calculated differently than those described as EBIT and EBITIDA in the adopting release should not be characterized as “EBIT” or “EBITDA.” Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, you should either discontinue the use of the term EBITDA in connection with the presentation of this non-GAA P financial measure or calculate EBITDA in the same manner as described in the adopting release. Please advise.

In response to the Staff’s comment, the Company will revise its non-GAAP disclosures to include the term “adjusted EBITDA”. The Company proposes to present adjusted EBITDA disclosure in future filings, as follows:

In its  presentation to analysts and investors, ARACRUZ made reference to certain financial measures of operations which are deemed to be non-GAAP financial measures, such as adjusted EBITDA. The Company has prepared the following additional financial information in order to provide investors with a reconciliation of adjusted EBITDA to net income, a GAAP financial measure, which includes 50% of Veracel adjusted EBITDA.

The following tables set forth a reconciliation of the historical adjusted EBITDA:

(US$ million)	2005	2004

Net income	341.1	227.2
Financial income	(125.4)	(56.1)
Financial expenses	137.3	120.0
Income tax	72.2	70.2
Equity in results of affiliated companies	44.1	11.6
Gain on currency re-measurement, net	(21.4)	(16.2)
Other	(0.8)	(0.1)
Operating income	447.1	356.6
Depreciation and depletion in the results:	201.1	206.2
Depreciation and depletion	211.6	207.0
Depreciation and depletion - Inventory movement	(10.5)	(0.8)
Non-cash charges	20.7	32.2
Provision for labor indemnity	2.9	1.4
Provision (reversal) for loss on ICMS credits	7.4	22.9
Provision (reversal) for loss on inventory	-	(0.2)
Provision for a tax contingency	8.0	1.3
Allowance for doubtful accounts receivable	0.1	0.4
Fixed asset write-offs	0.9	0.3
Loss on the sale of obsolete spare parts	1.4	1.0
Loss on the sale or affiliated company	—	5.1
Adjusted Aracruz EBITDA	668.9	595.0
50% of Veracel Adjusted EBITDA	17.0	5.9
Adjusted Total EBITDA	685.9	600.9
Adjusted EBITDA Margin -%	51%	51%

The Company will also include in future 6-K filings a similar table disclosing the Veracel Adjusted EBITDA.

15.             Furthermore, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each unique non-GAAP financial measure included your Forms 6-K:

•                       the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                       the economic substance behind management’s decision to use such a measure;

•                       the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                       the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                       the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In response to the Staff’s comment, the Company will revise its future filings to include the following disclosures regarding non-GAAP financial measures:

The inclusion of adjusted EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business we rely on adjusted EBITDA as a mean of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency remeasurement, equity equivalence, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit metrics. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such a financial expenses and income taxes, depreciation or capital expenditures and associated charges. An adjusted EBITDA calculation is expressly permitted by the Brazilian regulators with respect to disclosures published in Brazil.

Cash production cost expresses the Company’s production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP and does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not present a standardized meaning and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the Company uses cash production cost as an approximation of actual production cost for the period. In addition, the Company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

Form 6-K Filed July 10, 2006

16.             We note that the review report dated July 6, 2006 and covering the three- and six-month periods ended June 30, 2006 and 2005 does not specify the audit firm who performed the audit, nor is it signed. Revise to include a signed accountants report pursuant to Article 2.02 of Regulation S-X.

The Company will specify the audit firm and include a signed report in the future interim condensed consolidated financial information in response to the Staff’s comment.

* * * * * * * * * * * * * * *

We hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.3301-4122 if you have any questions about this response letter.

Very truly yours,
ARACRUZ CELULOSE S.A.

By	/s/ Murilo de Castro Percia
Name: Murilo de Castro Percia
Title: Controller